Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2017

Shenzhen, China, March 15, 2018 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2017.

Fourth Quarter 2017 Financial Highlights:

●	Total revenues were US$82.4 million, an 128.5% increase from the corresponding period of last year and up 83.9% from the previous quarter.

●	Online advertising revenues (revenues primarily from mobile advertising) were US$7.8 million, a 70.6% increase from the corresponding period of last year and a 36.0% increase from the previous quarter.

●	Other internet value-added services (“IVAS”) revenues were US$51.9 million, a 431.6% increase from the corresponding period of last year and a 184.1% increase from the previous quarter. IVAS consists of cloud computing and services other than subscription and advertising.

●	Net income from continuing operations was US$3.0 million in the fourth quarter of 2017, compared with net loss of US$26.8 million in the previous quarter. The net loss in the previous quarter included impairment of assets in the amount of $13.6 million.

Fiscal Year Ended December, 31 2017 Financial Highlights:

●	Total revenues were US$201.9 million, a 43.2% increase from 2016.

●	Online advertising revenues (revenues primarily from mobile advertising) were US$22.5 million, a 33.2% increase from 2016.

●	Other internet value-added services (“IVAS”) revenues were US$94.5 million, a 178.3% increase from 2016. IVAS consists of cloud computing and services other than subscription and advertising.

●	Net loss from continuing operations was US$44.2 million for fiscal year 2017, compared with net loss of US$30.8 million for 2016. The net loss for 2017 included impairment of assets in the amount of $13.6 million.

Recent and Fiscal Year Developments:

●	Expanded cloud computing offering from CDN domain to IaaS domain and developed solutions with OneThing Cloud nodes distributed at users' homes.

●	Developed a proprietary "Thunder Blockchain" to improve blockchain performance as well as enable third parties to develop rich blockchain applications.

●	In March and September 2017, signed contracts with a provincial branch of China Telecom and China Unicom respectively, to co-develop Smart Home based distributed CDN technology and products.

●	Won industry awards and recognition for our efforts on and contributions to the sharing economy.

Mr. Lei Chen, Chief Executive Officer of Xunlei, commented: “We are very pleased that we achieved solid performance for the fourth quarter of 2017. Our fourth quarter revenues met our upwardly revised guidance range as our cloud computing business expanded at a fast pace during the fourth quarter of 2017. Our priority for 2018 is to gain market shares and continue to improve the bottom line.” Concluded Mr. Chen.

Fourth Quarter 2017 Financial Results

Total Revenues[1]

Total revenues were US$82.4 million, increased 83.9% sequentially. The increase in total revenues on a sequential basis was mainly attributable to the growth of cloud computing businesses.

Subscription: Revenues from subscriptions were US$22.7 million, up 9.1% and 4.5% sequentially and on a year-over-year basis, respectively. The number of subscribers[2] was 4.25 million as of December 31, 2017, up from 4.18 million as of September 30, 2017 and 4.18 million as of December 31, 2016. The average revenue per subscriber for the fourth quarter was RMB34.4, up from RMB33.2 as of September 30, 2017 and down from RMB35.7 as of December 31, 2016.

Online advertising (including mobile advertising): Revenues from online advertising were US$7.8 million, up 36.0% sequentially. Mobile advertising revenue increased 44.8% on sequential basis.

IVAS: Revenues from IVAS (primarily including revenues from cloud computing) were US$51.9 million, up 431.6% on a year-over-year basis and up 184.1% sequentially. Cloud computing revenues grew by 517.2% and 225.8% on a year-over-year basis and sequentially, respectively. In the fourth quarter of 2017, the Company generated approximately US$5.8 million revenue related to the technology solution services provided to Xiaomi.  Although this revenue is one-off in nature, we will continue to cooperate with Xiaomi and explore further cooperation opportunities in the future.

Cost of Revenues

Cost of revenues was US$42.0 million, representing 50.9% of total revenues.

Bandwidth costs: Bandwidth costs were US$14.7 million, representing 17.9% of total revenues, compared with US$17.1 million or 38.2% of total revenues in the previous quarter.

Gross Profit and Gross Margin

Gross profit for the fourth quarter was US$39.7 million, up 149.8% sequentially. Gross margin was 48.2%, compared with 35.5% in the previous quarter. The increase in gross profit and margin was mainly due to improved cloud computing business during the quarter.

Research and Development Expenses

Research and development expenses for the fourth quarter were US$20.6 million, representing 24.9% of total revenues, compared with US$15.5 million or 34.6% of total revenues in the previous quarter. This increase was primarily due to the increase in staff costs for the Company to maintain its competitive edge

Sales and Marketing Expenses

Sales and marketing expenses for the fourth quarter were US$7.5 million, representing 9.1% of total revenues, compared with US$5.5 million or 12.2% of total revenues in the previous quarter. The increase was primarily due to more marketing and promotion expenses incurred during the quarter.

[1] Due to the strategic shift of our operations, we entered into agreement to sell our web game business in December 2017.  According to applicable accounting standards, assets and liabilities related to web game business, including comparatives, are reclassified as assets/liabilities held for sale, while the result related to web game business, including comparatives, are reported as discontinued operations.  Figures presented in this earning release are related to continuing operations only and exclude results from web game business unless indicated otherwise.  We believe the disposal can let us better arrange our internal resources and focus on the Company’s current strategy.

[2] The calculation is based on the number of users who can assess our premium acceleration services, including accounts temporarily suspended but excluding sub-accounts and accounts on a trial basis. In order to promote customer loyalty, we may elevate the VIP levels of our subscribers if they actively engage in our services, for example, frequently participating in reviewing and rating of our products. Once upgraded to certain higher VIP levels, our subscribers may be offered additional independent accounts, internally termed as sub-accounts. Such sub-accounts allow users to access to our premium acceleration services, at no additional charges. Average revenues per subscriber refer to subscription revenues for the quarter divided by the number of subscriber as of the quarter end.

General and Administrative Expenses

General and administrative expenses for the fourth quarter were US$7.7 million, representing 9.4% of total revenues, compared with US$13.2 million or 29.5% of total revenues in the previous quarter. The decrease was primarily due to write-offs in an aggregate amount of US$6.9 million mainly related to a business (Kankan) the company had sold before and other prior business transactions, which were one-time in nature in the previous quarter.

Impairment of assets

No impairment of assets was incurred in the fourth quarter. Impairment of assets in the third quarter was US$13.6 million, accounting for 30.3% of total revenues. The amount represented assets written-offs after impairment and recoverability assessment. Approximately US$8.8 million of the assets impairment was related to the Kankan business the company had sold before and US$4.8 million related to the intangible assets from a prior acquisition of Kuaipan Personal, which were one-time in nature.

Operating Income/(Loss)

Operating income was US$3.9 million, compared with operating loss of US$31.8 million in the previous quarter. The prior quarter operating loss was comprised of several write-offs in an aggregate amount of US$21.8 million, of which approximately US$11.8 million was due to the Kankan business the Company sold before, US$4.8 million due to write-off of the intangible assets for a prior business acquisition of Kuaipan Personal, and US$1.3 million for accelerated depreciation of servers, which were one-time in nature.

Net Income/(Loss) and Earning/(Loss) Per Share

Net income from continuing operations was US$3.0 million in the fourth quarter of 2017, compared with net loss of US$26.8 million in the previous quarter. Non-GAAP net income from continuing operations was US$4.8 million in the fourth quarter of 2017, compared with a loss of US$24.7 million in the previous quarter. The decreased net loss from continuing operations and non-GAAP net loss from continuing operations were primarily due to increase in revenue of cloud computing business and no more write-offs as discussed above, which were one-time in nature in the previous quarter.

Diluted income per ADS from continuing operations in the fourth quarter of 2017 was approximately US$0.05 as compared with a loss of US$0.13 in the same period last year and a loss of $0.40 in the third quarter of 2017.

Unaudited Financial Results for the fiscal year ended December 31, 2017

Total Revenues

Total revenues were US$201.9 million, up 43.2% on a year-over-year basis. The increase in total revenues was mainly attributable to the growth of cloud computing, live video and mobile advertising businesses.

Subscription: Revenues from subscriptions were US$85.0 million, down 5.8% on a year-over-year basis. The decrease in subscription revenues was primarily attributable to decline in the average number of subscribers during the year.

Online advertising (including mobile advertising): Revenues from online advertising were US$22.5 million, up 33.2% on a year-over-year basis. Mobile advertising revenues increased 46.7% on a year-over-year basis.

IVAS: Revenues from IVAS (including revenues from cloud computing) were US$94.5 million, up 178.3% on a year-over-year basis. Cloud computing revenues grew by 223.0% on a year-over-year basis.

Cost of Revenues

Cost of revenues was US$117.9 million, representing 58.4% of total revenues.

Bandwidth costs: Bandwidth costs were US$68.4 million, representing 33.9% of total revenues, compared with US$55.1 million or 39.1% of total revenues in the previous year.

Gross Profit and Gross Margin

Gross profit for the year was US$82.7 million, up 37.2% on the year-over-year basis. Gross margin was 41.0%, compared with 42.8% in the previous year. The increase in gross profit was mainly due to improved cloud computing business and lower gross margin was due to change in the revenue structure.

Research and Development Expenses

Research and development expenses for the year were US$66.9 million, representing 33.2% of total revenues, compared with US$61.2 million or 43.4% of total revenues in the previous year. The increase was primarily due to increase in staff costs.

Sales and Marketing Expenses

Sales and marketing expenses for the year were US$19.9 million, representing 9.8% of total revenues, compared with US$14.6 million or 10.4% of total revenues in the previous year. The increase was primarily due to more marketing and promotion expenses incurred during the year as a result of more business activities.

General and Administrative Expenses

General and administrative expenses for the year were US$36.5 million, representing 18.1% of total revenues, compared with US$26.0 million or 18.4% of total revenues in the previous year. The increase was primarily due to write-offs in an aggregate amount of US$6.9 million during the year, mainly related to a business (Kankan) the company had sold before and other prior business transactions, which were one-time in nature.

Impairment of assets

Impairment of assets for the year was US$13.6 million, accounting for 6.7% of total revenues. The amount represented assets written-offs after impairment and recoverability assessment. Approximately US$8.8 million of the assets impairment was related to the Kankan business the Company had sold before and US$4.8 million related to the intangible assets from a prior acquisition of Kuaipan Personal, which were one-time in nature.

Operating Loss

Operating loss was US$54.2 million, compared with operating loss of US$41.5 million in the previous year. The increase was mainly due to several write-offs in an aggregate amount of US$21.8 million, of which approximately US$11.8 million was due to the Kankan business the company sold before, US$4.8 million due to write-off of the intangible assets for a prior business acquisition of Kuaipan Personal, and US$1.3 million for accelerated depreciation of servers, which were one-time in nature.

Net Loss and Loss Per Share

Net loss from continuing operations was US$44.2 million in 2017, compared with US$30.8 million in the previous year. Non-GAAP net loss from continuing operations was US$35.9 million in 2017, compared with a loss of US$21.5 million in the previous year. The increased net loss from continuing operations and non-GAAP net loss from continuing operations were primarily due to several write-offs as discussed above, which were one-time in nature.

Diluted loss per ADS from continuing operations in 2017 was US$0.67 as compared with a loss of US$0.46 in the same period last year.

Cash Balance

As of December 31, 2017, the Company had cash, cash equivalents and short-term investments of US$372.4 million, compared with US$381.5 million as of December 31, 2016.

Guidance for First Quarter 2018

For the first quarter 2018, Xunlei estimates total revenues to be between US$81 million and US$85 million, and the midpoint of the range represents a year-over-year increase of approximately 129.3%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 p.m. U.S. Eastern Time on March 14, 2018 (8:00 a.m. March 15, 2018 Beijing/Hong Kong Time), to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654
Hong Kong:	+852-3018-6776
United States:	+1-855-500-8701
International:	+65 6713-5440
Passcode:	4495078

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China (Mandarin):	400-602-2065
Hong Kong:	800-963-117
United States:	+1-855-452-5696
International:	+61-2-9003-4211
Replay Passcode:	4495078
Replay End Date:	March 22, 2018

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	December 31,	December 31,
	2017	2016
	US$	US$
Assets

Current assets:
Cash and cash equivalents	233,479	199,504
Short-term investments	138,915	181,960
Accounts receivable, net	40,632	14,536
Inventories	3,879	374
Deferred tax assets	-	1,221
Due from related parties	6,986	1,097
Prepayments and other current assets	6,866	13,593
Held-for-sale assets	26	20
Total current assets	430,783	412,305

Non-current assets:
Long-term investments	42,741	40,792
Deferred tax assets	6,072	3,272
Property and equipment, net	24,685	20,996
Intangible assets, net	5,511	10,746
Goodwill	21,760	20,497
Other long-term prepayments and receivables	1,885	1,187
Total assets	533,437	509,795

Liabilities
Current liabilities:
Accounts payable	49,819	33,376
Due to a related party	10	45
Deferred revenue and income, current portion	28,046	23,194
Income tax payable	3,128	2,321
Accrued liabilities and other payables	59,871	33,131
Held-for-sale liabilities	822	1,338
Total current liabilities	141,696	93,405

Non-current liabilities:
Deferred revenue and income	3,242	4,082
Deferred tax liability, non-current portion	-	635
Due to related parties, non-current portion	4,737	4,537
Other long-term payable	925	886
Total liabilities	150,600	103,545

Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 330,545,000 shares outstanding as at December 31, 2016; 368,877,209 issued and 333,643,560 shares outstanding as at December 31, 2017)	83	83
Additional paid-in-capital	461,330	453,347
Accumulated other comprehensive loss	(7,031)	(13,629)
Statutory reserves	5,132	5,132
Treasury shares (38,332,209 shares and 35,233,649 shares as at December 31, 2016 and December 31, 2017, respectively)	9	9
Accumulated deficits	(74,526)	(36,704)
Total Xunlei Limited's shareholders' equity	384,997	408,238
Non-controlling interests	(2,160)	(1,988)
Total liabilities and shareholders' equity	533,437	509,795

XUNLEI LIMITED
Unaudited Condensed Consolidated Statements of Income
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended

	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2017	2017	2016	2017	2016
	US$	US$	US$	US$	US$
Revenues, net of rebates and discounts	82,416	44,810	36,065	201,911	140,985
Business taxes and surcharges	(702)	(256)	(214)	(1,328)	(779)
Net revenues	81,714	44,554	35,851	200,583	140,206
Cost of revenues	(41,983)	(28,650)	(20,148)	(117,876)	(79,928)
Gross profit	39,731	15,904	15,703	82,707	60,278

Operating expenses
Research and development expenses	(20,558)	(15,497)	(17,157)	(66,947)	(61,169)
Sales and marketing expenses	(7,486)	(5,456)	(4,260)	(19,888)	(14,601)
General and administrative expenses	(7,744)	(13,216)	(6,123)	(36,517)	(26,010)
Impairment of assets	-	(13,556)	-	(13,556)	-
Total operating expenses	(35,788)	(47,725)	(27,540)	(136,908)	(101,780)

Operating (loss)/income	3,943	(31,821)	(11,837)	(54,201)	(41,502)
Interest income	460	399	448	1,967	2,158
Interest expense	(60)	(60)	(60)	(239)	(239)
Other income/(loss), net	833	2,068	1,642	7,880	6,502
Share of income/(loss) from equity investee	(1,567)	(75)	(187)	(1,875)	(194)
(Loss) / Income from continuing operations before income taxes	3,609	(29,489)	(9,994)	(46,468)	(33,275)
Income tax (expense)/benefit	(560)	2,728	1,518	2,252	2,469
Net (loss) / income from continuing operations	3,049	(26,761)	(8,476)	(44,216)	(30,806)

Discontinued operations
(Loss) / gain from discontinued operations before income taxes	1,279	1,419	1,748	7,538	7,791
Income tax benefit/(expense)	(192)	(213)	(269)	(1,131)	(1,168)
Net income from discontinued operations	1,087	1,206	1,479	6,407	6,623

Net (loss)/income	4,136	(25,555)	(6,997)	(37,809)	(24,183)
Less: net profit/(loss) attributable to non-controlling interest	(4)	5	(33)	13	(72)
Net (loss)/income attributable to common shareholders	4,140	(25,560)	(6,964)	(37,822)	(24,111)

Earnings/(loss) per share for common shares, basic
Continuing operations	0.0092	(0.0805)	(0.0256)	(0.1333)	(0.0919)
Discontinued operations	0.0033	0.0036	0.0045	0.0193	0.0198
Total earnings/(loss) per share for common shares, basic	0.0125	(0.0769)	(0.0211)	(0.1140)	(0.0721)

Earnings/(loss) per share for common shares, diluted
Continuing operations	0.0090	(0.0805)	(0.0256)	(0.1333)	(0.0919)
Discontinued operations	0.0032	0.0036	0.0045	0.0193	0.0198
Total earnings/(loss) per share for common shares, diluted	0.0122	(0.0769)	(0.0211)	(0.1140)	(0.0721)

Earnings/(loss) per ADS, basic
Continuing operations	0.0460	(0.4027)	(0.1279)	(0.6665)	(0.4596)
Discontinued operations	0.0163	0.0182	0.0224	0.0966	0.0991
Total earnings/(loss) per ADS, basic	0.0623	(0.3845)	(0.1055)	(0.5699)	(0.3605)

Earnings/(loss) per ADS, diluted
Continuing operations	0.0450	(0.4027)	(0.1279)	(0.6665)	(0.4596)
Discontinued operations	0.0161	0.0182	0.0224	0.0966	0.0991
Total earnings/(loss) per ADS, diluted	0.0611	(0.3845)	(0.1055)	(0.5699)	(0.3605)

Weighted average number of common shares used in calculating continuing operations:
Basic	332,986,916	332,273,676	330,397,477	331,731,963	334,155,668
Diluted	338,685,290	332,273,676	330,397,477	331,731,963	334,155,668

Weighted average number of ADSs used in calculating continuing operations :
Basic	66,597,383	66,454,735	66,079,495	66,346,393	66,831,134
Diluted	67,737,058	66,454,735	66,079,495	66,346,393	66,831,134

XUNLEI LIMITED
Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended			Twelve months ended

	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
	2017	2017	2016	2017	2016
	US$	US$	US$	US$	US$

GAAP operating (loss)/income	3,943	(31,821)	(11,837)	(54,201)	(41,502)
Share-based compensation expenses	1,718	2,108	2,543	8,318	9,336
Non-GAAP operating (loss)/ income	5,661	(29,713)	(9,294)	(45,883)	(32,166)

GAAP net (loss)/income from continuing operations	3,049	(26,761)	(8,476)	(44,216)	(30,806)
Share-based compensation expenses	1,718	2,108	2,543	8,318	9,336
Non-GAAP net (loss)/income from continuing operations	4,767	(24,653)	(5,933)	(35,898)	(21,470)

GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	0.0092	(0.0805)	(0.0256)	(0.1333)	(0.0919)
Diluted	0.0090	(0.0805)	(0.0256)	(0.1333)	(0.0919)

GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	0.0460	(0.4027)	(0.1279)	(0.6665)	(0.4596)
Diluted	0.0450	(0.4027)	(0.1279)	(0.6665)	(0.4596)

Non-GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	0.0143	(0.0742)	(0.0179)	(0.1083)	(0.0640)
Diluted	0.0141	(0.0742)	(0.0179)	(0.1083)	(0.0640)

Non-GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	0.0715	(0.3710)	(0.0895)	(0.5415)	(0.3200)
Diluted	0.0705	(0.3710)	(0.0895)	(0.5415)	(0.3200)

Weighted average number of common shares used in calculating:
Basic	332,986,916	332,273,676	330,397,477	331,731,963	334,155,668
Diluted	338,685,290	332,273,676	330,397,477	331,731,963	334,155,668

Weighted average number of ADSs used in calculating:
Basic	66,597,383	66,454,735	66,079,495	66,346,393	66,831,134
Diluted	67,737,058	66,454,735	66,079,495	66,346,393	66,831,134

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com